Exhibit 99.10

Time Sensitive Materials

Depositary’s Notice of Shareholders’ Meetings’ of Galapagos NV

ADSs:	American Depositary Shares (“ADSs”).

ADS CUSIP No.:	36315X101.

Company:	Galapagos NV, a company organized and existing under the laws of the Kingdom of Belgium (the “Company”).

ADS Record Date:	March 25, 2024 (close of business in New York). Date used to determine ADS Holders who are to receive these materials and who are eligible to give voting instructions to the Depositary upon the terms described herein.

Share Record Date:

April 16, 2024 (Midnight CEST).

Date on which ADS Holders are required under Belgian law to hold their interests in the shares of the Company in order to be eligible to vote at the Shareholders’ Meetings

Meeting Specifics:	Annual Shareholders’ Meeting and Extraordinary Shareholders’ Meeting to be held sequentially at 2:00 P.M. (CEST) on Tuesday, April 30, 2024, at the registered office of the Company located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (together, the “Shareholders’ Meetings”).

Meeting Agendas:	Documents related to the Shareholders’ Meetings Agenda items will be available on the Company’s website at http://www.glpg.com/shareholders-meetings.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on April 22, 2024.

Deposited Securities:	Ordinary shares of the Company.

ADS Ratio:	One (1) Share to one (1) ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank Europe plc.

Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of May 4, 2015, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions for ADSs need to be received by the Depositary prior to

10:00 A.M. (New York City time) on

April 22, 2024 and your Voting Instructions for ordinary shares need to be received by the

Depositary prior to Midnight Central European Time on April 24, 2024.

Only those holders of record of the ADS on March 25, 2024 and for ordinary shares on

April 16, 2024 are entitled to vote in the Shareholders’ Meetings.

The Company has announced that the Shareholders’ Meetings will be held at the date, time and location identified above. Documents related to the Shareholders’ Meetings Agenda items will be available on the Company’s website at http://www.glpg.com/shareholders-meetings. The information with respect to the Shareholders’ Meetings and the Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g. an adjournment or cancellation of the Shareholders’ Meetings, and change in manner of holding the Shareholders’ Meetings). The Company intends to announce any changes and updates on its website at http://www.glpg.com/shareholders-meetings. We encourage you to check the referenced Company website for any updates to the information with respect to the Shareholders’ Meetings and the Voting Instructions as it is not expected that any additional information will be distributed to you via mail or email.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Subject to Belgian law, the Articles of Association of the Company, the provisions of or governing the Deposited Securities, the terms of the Deposit Agreement, Registered Holders (as defined below) and DTC Holders (as defined below), in each case as of the close of business on the ADS Record Date, will be entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Deposited Securities represented by their ADSs. However, as mentioned above, the voting instructions of any such holder will be disregarded if the Depositary is unable to confirm such holder’s continued ownership of the ADSs as of the Share Record Date.

DTC Holders

In order to vote their ADSs, owners of ADSs (“DTC Holders”) holding their ADSs in a brokerage or custodian account through The Depository Trust Company (“DTC”) as of the ADS Record Date must continue to own their ADSs as of the Share Record Date and must instruct their broker or custodian to give voting instructions to the Depositary and to confirm ownership of the ADSs to the Depositary. On the Share Record Date, the Depositary will verify the continued ownership of the ADSs by the instructing DTC Holders with the applicable brokers or custodians (through which the instructing DTC Holders provided voting instructions to the Depositary). Failure to confirm continued ownership of ADSs as of the Share Record Date will invalidate the voting instructions previously delivered.

Registered Holders

In order to vote their ADSs, Holders of ADSs registered in their name on the books of the Depositary (“Registered Holders”) must timely deliver a Voting Instruction Form to the Depositary and continue to be the Registered Holders of their ADSs as of the Share Record Date. If a Registered Holder transfers or cancels ADSs at any time before the Share Record Date, any voting instructions delivered to the Depositary will be invalidated. On the Share Record Date, the Depositary will verify the continued registration on its books of the ADSs in the name of the instructing Registered Holders (who also held the ADSs as of the ADS Record Date) and will recognize as valid only the voting instructions that were timely received from Registered Holders as of the ADS Record Date who continue to be the Registered Holders as of the Share Record Date.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs, as of the ADS Record Date and as of the Share Record Date, of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. The Depositary agrees not to vote, cause to be voted or attempt to exercise the right to vote that attaches to any Deposited Securities, other than in accordance with valid voting instructions given or deemed given in compliance with the Deposit Agreement.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise described herein). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

The right of any Holder of ADSs to give instructions to the Depositary as to the exercise of voting rights or the right of any Holder of ADSs to vote withdrawn ordinary shares in person or by proxy may be limited if such ADS holder fails to (i) comply with the information requests, (ii) comply with ownership restrictions, (iii) meet reporting obligations, (iv) obtain regulatory approvals (if any), or (v) disclose their interest held in the Company, in each case as described in the Deposit Agreement.

Holders of ADSs who have delivered voting instructions agree that such voting instructions may, at the request of the Company, be disclosed by the Company, for purposes of compliance with Belgian law, in connection with the Shareholders’ Meetings, whether prior, during or after such Shareholders’ Meetings.

The information contained herein with respect to the Shareholders’ Meetings has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Shareholders’ Meetings. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Appendix A

Annual Shareholders’ Meeting Agenda and Proposed Resolutions

1.

Acknowledgement and discussion of (a) the annual report of the Board of Directors in relation to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2023, and (b) the report of the statutory auditor in relation to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2023. (*)

2.

Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2023, and approval of the allocation of the annual result as proposed by the Board of Directors.

3.	Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2023. (*)

4.	Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2023. (*)

5.	Acknowledgement and approval of the remuneration report.

6.	Acknowledgement and approval of the amended remuneration policy.

7.

Release from liability to be granted to the (current and former) members of the Board of Directors, and the (current and former) statutory auditor for the performance of their respective mandates during the financial year ended on 31 December 2023.

8.	Remuneration of the directors.

9.	Re-appointment of Dr. Elisabeth Svanberg as independent non-executive director.

10.	Appointment of Dr. Susanne Schaffert as independent non-executive director.

11.	Appointment of Mr. Simon Sturge as independent non-executive director.

12.	Appointment of Mr. Andrew Dickinson as non-executive director.

13.	Charging of the statutory auditor with respect to the “assurance” of the CSRD sustainability reporting.

Extraordinary Shareholders’ Meeting Agenda and Proposed Resolutions

1.

Consideration and discussion of the report of the Board of Directors of the Company prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in connection with the proposed issuance of one subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics A1 Unlimited Company (“Gilead Therapeutics”), called the ‘Subsequent Gilead Warrant B’, and the proposal to cancel, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders for the benefit of Gilead Therapeutics. (*)

2.

Consideration and discussion of the report of the statutory auditor of the Company prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in connection with the proposed issuance of one subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics, called the ‘Subsequent Gilead Warrant B’, and the proposal to cancel, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders for the benefit of Gilead Therapeutics. (*)

3.	Approval of the issuance of one (1) new subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics and related cancellation of the statutory preferential subscription right.

4.

Consideration and discussion of the report of the Board of Directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the renewal of its authorization with respect to, and the increase of, the authorized capital, and the specific circumstances and purposes for the use of the renewed authorized capital. (*)

5.	Renewal of the authorization to the Board of Directors to increase the share capital within the framework of the authorized capital by up to 20% of the share capital.

6.	Proxy for coordination.

7.	Authorization to the Board of Directors.

8.	Proxy for the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations.

(*) These items will not be voted upon.

Please refer to the enclosed Convening Notice to read the full resolutions.